

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Mr. Richard Shao
Chief Financial Officer
Sterling Group Ventures, Inc.
900-789 West Pender Street
Vancouver, BC V6C 1H2 Canada

> **RE:** **Sterling Group Ventures Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed August 27, 2010**
> **Form 8-K filed October 21, 2010**
> **Form 8-K filed November 16, 2010**
> **Form 8-K/A filed March 9, 2011**
> **Form 8-K/A filed March 9, 2011**
> **File No. 0-51775**

Dear Mr. Shao:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief